UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

        (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File No. 1-13455

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.
 24955 Interstate 45 North
The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2
Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year December 31, 2011	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	Page 13

Report of Independent Registered Public Accounting Firm

Administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011,  is presented for purposes of additional analysis and is not a required part of the financial statements but  is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 27, 2012

TETRA Technologies, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
ASSETS
Receivables:
Employee contributions	$-	$257,353
Employer contributions	-	102,715
Notes receivable from participants	3,759,948	3,568,941
Total receivables	3,759,948	3,929,009

Investments, at fair value	76,495,924	82,159,305

Net assets reflecting investments at fair value	80,255,872	86,088,314

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(451,470)	(428,194)

Net assets available for benefits	$79,804,402	$85,660,120

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions:
Employer contributions	$3,059,646
Participant contributions	8,999,816
Rollover contributions	1,272,985
Interest and dividends	1,759,893
Interest income on notes receivable from participants	166,827
Total additions	15,259,167

Deductions:
Benefits paid to participants	16,455,716
Administrative expenses	20,772
Net depreciation in fair value of investments	4,638,397
Total deductions	21,114,885

Net decrease	(5,855,718)

Net assets available for benefits:
Beginning of year	85,660,120
End of year	$79,804,402

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2011

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code (IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain officers of the Company. T. Rowe Price Trust Company (TRP or Trustee) is the trustee of the Plan.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month following completion of six months of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) reclassified employees and independent contractors.

Contributions

The maximum elective contribution limit is 70% of compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by IRC regulations. Unless the employee elects otherwise, 3% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis. The Plan provides an automated service which increases the employee’s contribution rate by 1% at the same time each year until a 6% contribution rate has been reached. The 6% contribution is the amount needed to take advantage of the full Company match, if any. The employee is reminded annually before the change takes place and can elect to change the amount at any time by contacting TRP. Employees have the option to elect a 0% salary deferral or to change their salary deferral in accordance with the Plan.

The Company may contribute an amount equal to a specified matching percentage of the participant’s contribution. During 2011, the Company made matching contributions of 50% of the first 6% of the employee’s contributions.

The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants, who are employed on December 31st, in the same ratio that each participant’s compensation, as defined in the Plan agreement, bears to the total compensation of all participants. No profit sharing contribution was made for the 2011 Plan year.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions and profit sharing, into any of the investment funds offered by the Plan. In the event no participant election is made, automatic participant contributions and the related Company match are made to a diversified portfolio. This portfolio invests 60% in stock funds and 40% in fixed income funds using thirteen of the fourteen funds in the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 50% of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 50% of the participant’s total account balance being invested in the Company Stock Fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion and profit sharing of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 25% vested after two years of service and vest an additional 25% each year, becoming 100% vested after five years of service. Participants forfeit the non-vested Company contribution portion of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments

Upon separation from service for any reason other than death, disability, or normal retirement, a participant’s vested balance is payable in a lump sum or installments. Upon a participant’s death, disability, or normal retirement, the entire balance in the participant’s account is payable to the participant or, in the case of death, to the participant’s named beneficiary, in a lump sum or installments. Amounts which are forfeited due to termination of employment are used to reduce the Company’s matching contributions, if any. Cumulative forfeitures relating to prior period activity and available to be applied against any future employer contributions were approximately $145,428 and $143,428 as of December 31, 2011 and 2010 respectively. During 2011, $339,316 in forfeitures was applied against employer contributions.

Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants, during their time of employment, may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates established at the inception of the loan, set at one percentage point higher than the prime lending rate as posted in the Wall Street Journal (or similar financial publication). Principal and interest are paid ratably through payroll deductions.

2. Summary of Accounting Policies

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments to participants are recorded upon distribution.

As required by subsections 9-19 of ASC Subtopic 946.210.45, Financial Services – Investment Companies, Balance Sheet, Other Presentation Matters, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts and are recognized at fair value.  ASC Topic 962, Plan Accounting – Defined Contribution Pension Plans, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements. Investments in common collective trust funds include the Stable Value Fund. The Stable Value Fund invests in fully benefit-responsive investment contracts (as defined by Subtopic 946 previously discussed) including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value (see Note 4). However, since these contracts are fully benefit-responsive, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

Short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2011 or 2010 are as follows:

	December 31,
	2011	2010

TETRA Technologies, Inc. common stock	$9,025,401	$11,898,714
TRP Stable Value Fund, at contract value*	12,494,014	11,418,640
Dodge & Cox Balanced Fund	6,231,308	6,596,972
TRP Equity Income	6,371,972	6,983,112
TRP Growth Stock Fund	7,974,168	8,393,748
Dreyfus Mid Cap Index Fund	2,576,183	5,518,505
PIMCO Total Return Fund	12,898,095	11,866,697
American EuroPacific Growth Fund	4,441,855	4,946,506

* The fair value of this fully benefit-responsive investment totaled $12,945,484 and $11,846,834 at December 31, 2011 and 2010, respectively.

During 2011, the Plan’s investments (including gains and losses of investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	$(2,344,552)
Common stock	(2,293,845)
$(4,638,397)

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets carried at fair value for the years ended December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Company stock	$9,025,401	$-	$-	$9,025,401
Stable Value Fund (a)	-	12,945,484	-	12,945,484
Mutual funds:
Large cap stock	14,346,140	-	-	14,346,140
Mid cap stock	9,031,466	-	-	9,031,466
Small cap stock	3,629,294	-	-	3,629,294
Intermediate term bond	12,898,095	-	-	12,898,095
Foreign large blend	7,994,860	-	-	7,994,860
Moderate allocation fund	6,231,308	-	-	6,231,308
Other	393,876	-	-	393,876
Total assets at fair value	$63,550,440	$12,945,484	$-	$76,495,924

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Company stock	$11,898,714	$-	$-	$11,898,714
Stable Value Fund (a)	-	11,846,834	-	11,846,834
Mutual funds:
Large cap stock	15,376,860	-	-	15,376,860
Mid cap stock	12,454,912	-	-	12,454,912
Small cap stock	3,915,562	-	-	3,915,562
Intermediate term bond	11,866,697	-	-	11,866,697
Foreign large blend	7,898,428	-	-	7,898,428
Moderate allocation fund	6,596,972	-	-	6,596,972
Other	304,326	-	-	304,326
Total assets at fair value	$70,312,471	$11,846,834	$-	$82,159,305

(a)
This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan’s valuation methodology used to measure the fair values of Company stock and mutual funds were derived from quoted market prices, as these instruments have active markets. The valuation techniques used to measure fair value of common/collective trust funds and participants loans are included in Note 2.

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits and the changes in net assets available for benefits per the financial statements to the Form 5500.

	December 31, 2011	December 31, 2010

Net assets available for benefits per the financial
statements	$79,804,402	$85,660,120
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	451,470	428,194
Net assets available for benefits per the Form 5500	$80,255,872	$86,088,314

The following  is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500.

Year Ended
December 31, 2011
Net decrease in net assets available for benefits per
the financial statements	$(5,855,718)
Change in adjustment from contract value to fair
value for fully benefit-responsive investment contracts	23,276
Net loss per Form 5500	$(5,832,442)

Fully benefit-responsive investment contracts are valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

7. Related Party Transactions

Certain investments of the Plan are managed by T. Rowe Price Trust Company, the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 74-2148293      PN: 001
December 31, 2011

	Identity of Issue, Borrower,		Current
	Lessor, or Similar Party	Description of Investment	Value

*	T. Rowe Price	Equity Income Fund	$6,371,972
*	T. Rowe Price	TRP Growth Stock Fund	7,974,168
	PIMCO	Total Return Fund	12,898,095
*	T. Rowe Price	TRP Stable Value Fund	12,945,484
	American Funds	EuroPacific Growth Fund	4,441,855
	Dodge & Cox	Balanced Fund	6,231,308
	Dreyfus	Mid Cap Index Fund	2,576,183
	Artisan Funds	Mid Cap Growth Fund	3,922,374
	Columbia	Small Cap Fund	2,065,650
*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	9,025,401
*	T.Rowe Price	Prime Reserves Fund	393,876
	Franklin	Small Cap Value Fund	1,563,644
	Matthews	Asia Dividend Fund	1,448,773
	Thornburg	International Value Fund	2,104,232
	Vanguard	Selected Value Fund	2,532,909
*	Participant loans	Loans with various maturities and interest
		rates ranging from 4.25% to 10.50%
		per annum	3,759,948
			$80,255,872

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)
Retirement Plan

By:	/s/Stuart M. Brightman
Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.

Date: June 27, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm